

January 10, 2012

<u>Via E-mail</u>
Mr. Sunil Karkera
Chief Financial Officer
GeoGlobal Resources Inc.
Suite #200, 625 – 4 Avenue SW
Calgary, Alberta
Canada

> **Re: GeoGlobal Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2011**
> **File No. 333-178191**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for Fiscal Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2011**
> **Response dated December 30, 2011**
> **File No. 1-32158**

Dear Mr. Karkera:

    We have reviewed your response letter dated December 30, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comment 1 in our letter dated December 22, 2011. In addition, since you have incorporated by reference into the proxy statement your Exchange Act filings, including your recent Form10-K and Forms 10-Q, we will not be in a position to conclude our review of the Schedule 14A until all outstanding issues relating to our review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

2.   We remind you of comment 2 in our letter dated December 22, 2011 regarding the need to make appropriate conforming changes to all filings in response to our comments. For example, we would expect revisions to the Form S-3 to provide the information disclosed in response to our prior comments to the Schedule 14A. Similarly, please be sure to include in your proxy statement the information in response to comment 3 in our letter dated December 22, 2011.

Registration Statement on Form S-3

3.   Please revise the Form S-3 to provide the information set forth in your responses to comments 3-5 in our letter dated December 22, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity, page 31

4.   We note your response to comment 6 in our letter dated December 22, 2011. Please describe what you expect your current obligations to be in 2011, aside from your exploration commitments of $13.152 million.

Form 10-Q for Quarterly Period Ended September 30, 2011

Financial Statements

Note 11 – Commitments, page 15

5.   We note your proposed expanded disclosure responding to comment 8 in our letter dated December 22, 2011. You explain that you have applied for a sixteen-month extension of exploration Phase I of the DS 03 block, which was originally scheduled to expire September 3, 2010, and that you are awaiting the Government of India's approval. You further indicate that you do not anticipate any penalty for the unfinished minimum work program commitment for exploration Phase I, and that you expect the Government of India will approve your request, thereby extending the current end date of exploration Phase I for the DS 03 block to January 3, 2012.

Please provide a status update for this extension request and penalty assessment, if any, given that January 3, 2012 has passed.

Preliminary Proxy Statement on Schedule 14A

6.   Please revise the Schedule 14A to provide the information set forth in your responses to comments 11-21 in our letter dated December 22, 2011.

You may contact Mark Wojciechowski (Staff Accountant) at (202) 551-3759 or Lily Dang (Staff Accountant) at (202) 551-3857 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Anne Nguyen Parker (Branch Chief) at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director